

16014709

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Garden State Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

328 Newman Springs Road
(No. and Street)

Red Bank	New Jersey	07701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mindy Horowitz, CFO/FINOP 732-280-6886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith + Brown
(Name – *if individual, state last, first, middle name*)

465 South Street, Suite 200	Morristown	New Jersey	07960
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mindy Horowitz, CFO/FINOP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garden State Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

Notary Public


KATHLEEN M. RIVIERE
Commission # 2047177
Notary Public, State of New Jersey
My Commission Expires
September 02, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Garden State Securities, Inc.

Financial Statements

December 31, 2015

With Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 As a PUBLIC DOCUMENT

Garden State Securities, Inc.
Table of Contents
December 31, 2015


withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Shareholders of
Garden State Securities, Inc.

We have audited the accompanying statement of financial condition of Garden State Securities, Inc. as of December 31, 2015. This financial statement is the responsibility of Garden State Securities, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Garden State Securities, Inc. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 26, 2016

Garden State Securities, Inc.
Statement of Financial Condition
December 31, 2015

Assets

Cash	$	736,479
Deposit held at clearing broker		100,000
Securities owned, at fair value		716,948
Due from clearing firm		686,314
Furniture, equipment, and leasehold improvements (net)		47,418
Due from related entities		171,122
Prepaid expenses and other assets		431,727
	$	2,890,008

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	1,112,768
Stockholders' equity		
Common stock - no par value; 1,000 shares authorized, issued and outstanding		40,000
Additional paid-in capital		792,706
Retained earnings		944,534
Total stockholders' equity		1,777,240
	$	2,890,008

Notes to Financial Statements are an integral part of this statement.

1. **Organization and Nature of Business**

Garden State Securities, Inc. (the "Company") is a full service broker-dealer whose primary business is to provide financial services to the general public and to the financial community as a registered broker-dealer in accordance with the Securities and Exchange Act of 1934. In addition, the Company provides investment banking services to micro, small and mid-cap growth companies and engages in trading securities. The Company clears securities transactions through a clearing firm on a fully-disclosed basis and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC").

2. **Significant Accounting Policies**

Securities Owned

Securities owned are recorded on a trade date basis and valued at fair value, as required. See Note 4 - Fair Value Measurements for further disclosure.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. The Company continually evaluates whether current events or circumstances warrant adjustments to the carrying value or estimated useful lives of fixed assets in accordance with professional standards. Expenditures for maintenance and repairs are expensed as costs are incurred.

Revenue Recognition

The Company generally acts as an agent in executing customer orders to buy or sell listed and over-the-counter securities and charges commissions based on the services the Company provides to its customers.

Customer security transactions and the related commission income and expense are recorded on a trade date basis. Customers who are financing their transactions on margin are charged interest, which the Company participates in. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firms.

Investment banking revenues include income arising from securities offerings in which the Company acts as an agent and also include fees earned from providing financial advisory services. These fees can be in the form of cash and/or securities. Investment banking revenues are recorded when earned. Securities received in lieu of cash are recorded at fair value when earned. Advisory fee revenues are recorded in accordance with the terms of the advisory agreement. See Note 4 - Fair Value Measurements for further disclosure.

Net trading profits result in gains or losses from securities transactions entered into for the accounts of the Company. Some of these transactions may involve the Company taking a position in securities that may expose the Company to losses. Net trading profits are recorded on a trade date basis.

The Company also receives revenue from the sale of mutual funds and annuity products directly from the vendors. These revenues are generally recorded when earned.

Receivables from Clearing Organizations

Receivables are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary. These receivables are generated in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is classified as a subchapter "S" corporation for federal and state income taxes. As such, the stockholders will reflect income or loss, as applicable, on their individual tax returns. As a result, no provision for income taxes is reflected in these financial statements.

Management has analyzed the Company's tax positions, and has concluded that no liability should be recorded. The Company identifies its major tax jurisdictions as U.S. Federal and New Jersey where the Company operates. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits or liabilities will change materially in the next 12 months. In addition, the Company has no income tax related penalties or interest for the period reported in these financial statements.

3. **Deposit Held at Clearing Broker**
The Company is required to maintain a $100,000 deposit with its clearing broker. This deposit is maintained in an interest bearing account.

4. **Fair Value Measurements**
Securities owned are recorded at fair value in accordance with ASC 820 which establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflects the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Observable inputs such as quoted market prices in active markets or identical assets or liabilities

Level 2 – Observable market-based inputs or observable inputs that are corroborated by market data

Level 3 – Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions

The assets' fair value measurement level within the fair value hierarchy is based on the most observable level of any input that is significant to the fair value measurement. The valuation techniques used by the Company maximized the use of observable inputs and minimized the use of unobservable inputs.

The following table sets forth by level within the fair value hierarchy, the securities owned by the Company, as of December 31, 2015:

Fair Value Measurements

As of December 31, 2015 **Securities owned at fair value**	**Level 1**	**Level 2**	**Level 3**	**Total**
Corporate stocks	$38,817	--	--	$ 38,817
Restricted stocks	--	--	$341,339	$341,339
Warrants	--	--	$336,792	$336,792
	$38,817	$ --	$678,131	$ 716,948

The following is a description of the valuation methodologies used for assets measured at fair value.

Corporate stocks are valued using quoted prices in active markets. As such, these securities are classified as Level 1 measurements.

Investments in restricted equity securities and warrants were obtained from investment banking activities. While these securities are actively traded, there are restrictions on their resale at the time they are received. The restricted equity securities are valued at a 40% discount due to their restricted status and are categorized as Level 3 securities. Warrants are valued using the Black Scholes pricing model and are also categorized as Level 3 securities. In 2015, $10,000 of securities classified as restricted at December 21, 2014 were transferred to Level1 as the restriction on resale lapsed and the securities became freely tradable.

These methods are consistent with prior years.

The following table provides information about the valuation techniques and unobservable inputs used in the valuation of financial instruments falling within Level 3 of the fair value hierarchy as of December 31, 2015:

Description	Fair Value	Valuation Technique	Unobservable Input	Quantitative Measures
Restricted stocks	$ 341,339	Quoted market price less discount for restriction and lack of marketability	Discount rate	40%
Warrants	$ 336,792	Black-Scholes	Risk free rate-6%; volatility rates ranges from 162.98%-311.28%, time to maturity between 4-5 years	

The changes in Level 3 investments measured at fair value on a recurring basis for the year ended December 31, 2015 are summarized below:

	Level 3 Measurements
Beginning balance	$ 64,263
Securities received as consideration	487,103
Sales	(59,531)
Securities transferred from Level 3 to Level 1	(10,000)
Realized and unrealized gains/losses-net, included in earnings	196,296
Ending balance	$ 678,131

5. Furniture, Equipment and Leasehold Improvements

Furniture and equipment and leasehold improvements, at cost, consisted of the following as of December 31, 2015:

Furniture and equipment	$ 241,944
Leasehold improvements	49,770
	291,714
Less: accumulated depreciation and amortization	(244,296)
Property and equipment - net	$ 47,418

Total depreciation and amortization expense was $14,968 for the year ended December 31, 2015.

6. Liabilities Subordinated to the Claims of General Creditors

On July 1, 2009, the Company entered into a loan agreement with RBC Correspondent Services totaling $300,000. The loan, which is subordinated to claims of general creditors, charges interest quarterly at the rate of 30 day LIBOR + 3.5% per annum, maturing in 2015. The final principal payment of $50,000 was paid on July 31, 2015.

Liabilities subordinated to the claims of general creditors are available in computing net capital pursuant to rule 15c3-1 and require the approval of FINRA before any prepayment can occur. To the extent that such borrowings are required for the Company's compliance with minimum net capital requirements, they may not be repaid.

7. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. The net capital and net capital requirements of $319,662 and $100,000, respectively, resulted in excess net capital of $219,662. The Company's percentage of aggregate indebtedness to net capital was 3.48 to 1.

8. Risks and Uncertainties

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses one clearing broker to process transactions and maintain customer accounts on a fee basis for the Company. The Company terminated its relationship with a secondary clearing broker in early 2015. The Company uses its clearing broker for a significant portion of its business. The Company permits the clearing firm to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while

extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction, and/or (iii) charged as an expense, based on the particular facts and circumstances.

Securities owned are exposed to various market and credit risks. Due to the level of risk associated with these securities, it is at least reasonably possible that changes in the values of securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

The Company maintains its cash in bank deposit accounts with one major financial institution. Interest and non-interest bearing accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The bank accounts, at times, exceed federally insured limits. The Company monitors the financial condition of this institution and has not experienced any losses on such accounts.

9. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of rule 15c3-3(k)(2)(ii), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts for such customers.

10. Commitments and Contingencies

Operating Leases

In February 2010, the Company entered into an agreement to lease office space in Red Bank, New Jersey, under an initial six-year operating lease, with the option to renew for an additional five year term. This non-cancelable operating lease carries escalating payments through its expiration in 2016. In addition, the Company is responsible for paying its pro rata share of certain expenses. The lease is guaranteed by several stockholders of the Company. The Company is in the process of negotiating the renewal on the office space in Red Bank.

In September 2013, the Company entered into an agreement to lease executive space in New York City, New York, under an initial six-month term. Upon expiration of the original lease, the Company renewed in increments of three months. The Company terminated its lease effective February 2015.

The Company also entered into lease agreements for certain office equipment. The lease payments are charged to expense when incurred.

Future minimum lease payments for all leases are as follows for the years ended December 31:

2016	$ 148,575
2017	25,297
2018	22,828
2019	11,726
	$ 208,426

Total rent expense for all operating leases was $270,394 for the year ended December 31, 2015.

Legal and Other Contingencies
The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. Professional standards requires that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our results of operations, financial position, or our cash flows. In the ordinary course of business the Company may be a party to claims or disputes. Amounts are accrued or disclosed based on the criteria described above.

In 2015, the Company resolved two regulatory proceedings one with FINRA and one with the State of Alaska and agreed to censures and monetary fines in the amount of $85,000 and $25,000, respectively. The State of Alaska fine was paid on January 25, 2016 while the FINRA fine is being paid over time. In addition, the Company settled five customer complaints and arbitrations in the aggregate amount of approximately $76,500, of which $44,499 was paid in 2015.

The Company has several open FINRA exams where the Company may be subject to additional fines and penalties. At this time the amount and timing of any fines is unknown.

At December 31, 2015, the Company has accrued $112,782 for legal and regulatory settlements, which includes the balances owed on the fines described above.

11. Related Party Transactions
One of the Company's related parties, Garden State Holdings, LLC ("GSH"), holds the errors & omissions policy and related financing. GSH is not an operating company and has no assets other than the related party transaction described above; therefore the Company makes the payments for the financing on behalf of GSH. In 2015 the monthly payment was $12,294 for a period of nine months.

Included in prepaid expenses and other assets is a receivable from one of the Company's owners in the amount of $107,234, which includes interest at a rate of 4%. This receivable is expected to be fully collected.

In January 2012, the Company, and one of the companies affiliated through common ownership, entered into a management services agreement. During the year, the Company recorded fees which offset commission expense in the amount of approximately $1,462,000 under this agreement. In August 2013, the Company entered into a management services agreement with another of the companies affiliated thought common ownership. During the year, the Company recorded fees in the amount of approximately $391,000 which offset commission expense. The total net amount due from all related entities was $171,000 at December 31, 2015.